ENTERRA ENERGY TRUST

September 13, 2005

H. Roger Schwall
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated August 29, 2005, regarding
Enterra Energy Trust
Form 20-F for fiscal year ended December 31, 2004 filed July 15, 2005
File No. 000-32115

Dear Mr. Schwall:

This letter responds to the staff’s comments set forth in the August 29, 2005 letter regarding the above-referenced Form 20-F (the "2004 Form 20-F"). For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Summarized Financial and Operational Data, page 45

Staff Comment No. 1.

1.	“We note that you disclose a measure labeled Cash Flow from Operations, with a footnote explaining that this is a non-GAAP measure. Under General Instruction C(e) to Form 20-F, you are required to adhere to the guidance in Item 10(e) of Regulation S-K, which places limitations on the disclosure of non-GAAP information. Your disclosures diverge significantly from the requirement in several respects. As a result, an amendment to your filing will be necessary to address the following points.

a.	Your labeling of this item is too similar to the corresponding GAAP-based measure Cash Flow from Operations, and thereby not in compliance with the requirements of Regulation S-K, Item 10(e)(1)(ii)(E);

b.	Your presentation and discussion of your non-GAAP measure is not sufficiently balanced with information about the corresponding GAAP-based measure Cash

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Flow from Operations. If you are able to show that your non-GAAP measure is calculated in a manner that is consistent with the guidance in Item 10(e)(1)(ii)(A), you will need to present with equal or greater prominence the most comparable GAAP-based measure to comply with Item 10(e)(1)(i)(A). You will also need to elaborate on your disclosure where such information is presented to explain how management uses the non-GAAP measure and the reasons that it provides useful information to investors (incremental to the GAAP-based measure Cash Flow from Operations);

c.	Given the importance you place on your non-GAAP measure as the key factor in setting your monthly distribution rate, coupled with your labeling of the item as a measure of cash flow you will need to reconcile your non-GAAP measure to the GAAP-based measure Cash Flow from Operations to comply with the requirements of Item 10(e)(1)(i)(B);

d.	Your presentation of Cash Flow from Operations per Unit conflicts with the restrictions placed on unit measures under FRC Section 202.04.”

Enterra’s Response:

After reviewing your comments and the Form 20-F, we will supplement our disclosures in future filings to include in the MD&A a presentation of and a reconciliation to “cash provided by operating activities” when we present “cash flow from operations.” However, with respect to the 2004 Form 20-F, we respectfully submit that we believe that we have in fact complied with the rules regarding non-GAAP measures as set forth below.

We have addressed each of the items listed under Regulation S-K 229.10 (e) (1) (i), specifically:

(A)	“A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP);"

Your comments in your letter under 1(b) and 1(c) assume that the corresponding GAAP-based measure would be the GAAP measure of “cash provided by operating activities”. We have presented net earnings with equal prominence, which is the measure that we considered to be the most directly comparable financial measure presented in accordance with GAAP. As a foreign private issuer based in Canada, we are guided by CSA Staff Notice 52-306, paragraph 3: (emphasis added):

“Many non-GAAP financial measures are derived from net income determined in accordance with GAAP and, by omission of selected items, present a more positive picture of financial performance. Terms by which non-GAAP financial measures are identified include “pro forma earnings”, “operating earnings”, “cash earnings”, “free cash flow”, “distributable cash”, “EBITDA”, “adjusted earnings”, and “earnings before one-time charges”. These terms lack standard, agreed upon meanings and each may be used differently by different companies and even by the same company from period to period. In addition, calculations such

September 13, 2005

as return on assets which use an asset base or net income that differs from amounts in the GAAP financial statements are non-GAAP financial measures”.

There is no published definition of the “most directly comparable financial measure presented in accordance with GAAP”. As noted in our reconciliation on page 61 of our 20-F filing, our non-GAAP measure “Cash Flow from Operations” has been derived from net income, so we had determined that net income presented in accordance with GAAP is the most directly comparable financial measure. To further quote from CSA Staff Notice 52-306, paragraph 9 (emphasis added):

“Staff is also concerned that some issuers give greater prominence to one or more non-GAAP financial measures related to earnings than to net income determined in accordance with GAAP. Non-GAAP financial measures are sometimes the primary focus of earnings releases. Such releases commonly include comparisons of non-GAAP earnings measures to the previous quarter and to previously published estimates of earnings, both in aggregate and on a per share basis, together with absolute and percentage changes. Net income determined in accordance with GAAP is often presented as secondary to the non-GAAP measure and commonly lacks a similar level of analysis.”

We had understood this to mean that we are expected to give equal prominence to net income determined in accordance with GAAP, and we have done so in our 20-F filing on page 46, as follows:

3 YEAR SUMMARY

SUMMARIZED FINANCIAL AND OPERATIONAL DATA (in Thousands except for volumes and per unit amounts)	Year 2004	Year 2003	Year 2002
Revenue	$108,293	$72,097	$25,746
Cash flow from operations(1)	$50,242	$30,693	$11,901
Cash flow from operations per unit - basic(1)	$2.15	$1.62	$0.65
Cash flow from operations per unit - diluted(1)	$2.13	$1.62	$0.63
Net earnings	$14,764	$5,098	$4,881
Net earnings per unit - basic	$0.63	$0.27	$0.27
Net earnings per unit - diluted	$0.63	$0.27	$0.26

(1)    Cash flow from operations is a non-GAAP measure. Cash flow from operations is reconciled to GAAP earnings in the cash flow section below.

We notice a wide range of practice amongst our peer companies in the oil and gas industry where most companies give equal prominence to net earnings, while a few companies give equal prominence to cash provided by operating activities. We have also provided this presentation in our 20-F filing on the face of the financial statement “Consolidated Statements of Cash Flows”, where the reader can see each of net income, adjusted for non-cash items, cash flow from operations, adjusted for working capital changes and cash provided by operating activities being reconciled to each other. As discussed above, in order to continue to enhance our disclosure, we will supplement our disclosures in future filings to include in the MD&A a

September 13, 2005

presentation of and reconciliation to “cash provided by operating activities” when we present “cash flow from operations”.

Your comments in your letter under 1(a) state that the term “cash flow from operations: is “too similar” to the corresponding GAAP based measure “cash provided by operating activities”.

The Canadian Institute of Chartered Accountants “CICA” provides guidance on the MD&A, as follows:

220.4	Management determines those measures of performance that would be useful to readers and should therefore be disclosed in the MD&A. To the extent that such performance measures qualify as non-GAAP financial measures as defined by regulators, then care must be taken to ensure that all necessary disclosures are provided, such as those concerning the purpose and relevance of such measures and how they reconcile to GAAP financial measures.

As stated on page 6 of our 20-F filing:

“It is management’s view, based on its communications with investors during events like conference calls, webcasts or road shows, that cash flow from operations is most relevant to our investors and unitholders, especially since the Trust’s conversion to an oil and gas income trust. Cash flow from operations is extremely relevant to investors because it is the starting point for setting the monthly distribution level.”

We also notice that the non-GAAP term “cash flow from operations” is in common usage in filings by companies in the oil and gas sector, and our investors and analysts have told us that they find this be extremely relevant.

Since we are required by the CICA to include measures of performance that would be useful to readers, and since it is management’s view that “cash flow from operations” is extremely relevant to investors”, then we feel that it is appropriate to include this term. We believe the phrase “cash flow from operations” is the commonly used phrase in the oil and gas industry and is understood by investors to be a non-GAAP number distinct from “cash provided by operating activities”. The use of a different phrase may be less clear to investors. To further clarify the difference between the two phrases, we included the following phrase on page 6 of our 20-F, under the title of “NON-GAAP ITEMS” (emphasis added):

“Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.”

We would also note that the SEC Release No. 33-8176 “Conditions for Use of Non-GAAP Financial Measures,” section B.1.b. – “Foreign private issuers” states that:

“However, a non-GAAP financial measure that would otherwise be prohibited will be permitted in a form 20-F filing of a foreign private issuer if the measure is (1) required or expressly permitted by the standard-setter that establishes the generally accepted accounting principles used in the foreign private issuer’s primary financial statements

September 13, 2005

and (2) included in the foreign private issuer’s annual report or financial statements used in its home country jurisdiction or market.”

The Alberta Securities Commission is our local regulator, and also reviews most other Canadian oil and gas issuers. In their report “Continuous Disclosure Review Program – 2004 REPORT on the Review of Financial Statements and MD&A”, dated February 2005 (“2004 Report”), they have a section on Non-GAAP Financial Measures on page 9. To quote from the 2004 Report (emphasis added):

NON-GAAP FINANCIAL MEASURES
CSA Staff Notice 52-306 on Non-GAAP Financial Measures was issued November 14, 2003. While the Notice sets out a number of expectations, many companies have not:
explained why the non-GAAP financial measure provides useful information to readers and how management uses the measure; provided a clear quantitative reconciliation from the non-GAAP financial measure to the most directly comparable measure calculated in accordance with GAAP. These reconciliations should be numerical, not simply a narrative description. Examples noted include EBITDA, EBIT, and cash flow from operations.
We have also noted instances of non-GAAP financial measures being presented in the GAAP financial statements. We consider such presentation inappropriate.

Since the Alberta Securities Commission, in their interpretation of CSA Staff Notice 52-306, expressly permits the use of “cash flow from operations”, and such term is included in our annual report and financial statements filed with the Alberta Securities Commission, and we have complied with each of the steps listed in the 2004 Report above, we believe we are permitted to use this term in accordance with Release 33-8176.

We believe this measure is in common usage in the oil and gas industry and is well-known to investors in the industry. Most Canadian oil and gas companies use the term, such as Encana Corporation, ARC Energy Trust, Harvest Energy Trust, Provident Energy Trust, and Petro Canada. Each of these entities is a “foreign private issuer” and an Exchange Act reporting company.

The next requirement under Regulation S-K 229.10 (e) (1) (i) is:

(B)     “A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph (e)(1)(i)(A) of this section;"

September 13, 2005

In response to your concerns noted in 1(c), in future filings we will include a reconciliation to cash provided by operating activities. However, with respect to the 2004 20-F, we respectfully submit that we believe that we have in fact complied with the rules regarding reconciliation because we have presented a reconciliation to net earnings, which is the measure that we considered to be the most directly comparable financial measure presented in accordance with GAAP, on page 61 of our 20-F filing, as follows:

CASH FLOW FROM OPERATIONS (in Thousands except for per unit amounts)
	Q4	Q4		Year	Year
	2004	2003	Change	2004	2003	Change
Net earnings (loss)	$3,417	$(5,087)	167%	$14,764	$5,098	190%
Add back depletion and depreciation	11,650	6,210	88%	35,438	23,306	52%
Add back (deduct) amortization of deferred financing charges	(18)	(27)	33%	33	262	-87%
Add back (deduct) future income taxes	(340)	331	203%	(71)	1,988	-104%
Deduct amortization of deferred gain	-	-		-	(237)	-100%
Asset Retirement Expenditures	-	(5)	-100%	-	(6)	-100%
Add back (deduct) non-cash expense related to warrants/options	(606)	282	315%	78	282	-72%
Cash flow from operations	$14,103	$1,704	728%	$50,242	$30,693	64%

In your letter, point 1 (d), you state that:

“Your presentation of Cash Flow from Operations per Unit conflicts with the restrictions placed on unit measures under FRC Section 202.04.”

In response, we acknowledge your comments and we will add additional cautionary language in our future filings to advise the reader that these are not items that accrue directly to the benefit of the owner of the units and that charges and claims must be considered before the owner is benefited. We believe that an amendment to the 2004 Form 20-F is not required and we note that the Release 33-8176, section B. 2. states that (emphasis added):

As proposed, Item 10 of Regulation S-K and Item 10 of Regulation S-B would have included a prohibition on the use of “non-GAAP per share financial measures.” We received significant comment expressing concern with this part of the proposal.[48] The commenters were of the view that the proposed prohibition would deprive investors of useful information and that the other requirements of Regulation G and Item 10 would provide adequate protections with regard to the use of such financial measures.[49]In response to those comments, we have not included a prohibition on “non-GAAP per share financial measures” in the amendments to Item 10 of Regulation S-K or Item 10 of Regulation S-B.

As noted in the reference above from 33-8176, it was not the purpose of Item 10 to “deprive investors of useful information.” One concern noted in FRC 202.04 was the relevance of cash flow per share information with respect to a corporation. As stated in FRC 202.04, “[significant

September 13, 2005

questions as to relevance arise, however, when other data are presented on a per share basis. . . . [C]ash flow . . . and other similar figures cannot logically be related to the common shareholder without adjustment. . . . [T]hey are not items which accrue directly to the benefit of the owner of a part of the common equity.” While this may be true of a corporation, cash flow per share has great relevance to holders of trust units. Like most trusts, Enterra’s stated goal is to distribute to its unitholders a percentage of its cash flow from operations. For this reason, we believe cash flow per unit is a measurement which is both relevant and useful information to unitholders.

Further, in Interpretive Release No. 33-8350 “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the Staff stated:

“one of the principal objectives of MD&A is to give readers a view of the company through the eyes of management by providing both a short and long-term analysis of the business. To do this, companies should ‘identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. Financial measures generally are the starting point in ascertaining these key variables and other factors. However, financial measures often tell only part of how a company manages its business. Therefore, when preparing MD&A, companies should consider whether disclosure of all key variables and other factors that management uses to manage the business would be material to investors, and therefore required.”

Due to the unique nature of trusts and the goal of trust to distribute a high percentage of cash flow from operations, we consider cash flow from operations and cash flow from operations per unit to be key variables when evaluating the financial performance of the trust and managing the business of the trust and its subsidiaries.  For this reason, we consider this information material to investors and therefore required to be discussed.

Controls and Procedures, page 94

Staff Comment No. 2.

“Please revise your disclosure to conclude on the effectiveness of your disclosure controls and procedures, without the qualification currently expressed. If you are otherwise unable to conclude on the effectiveness of your disclosure controls and procedures, the appropriate conclusion would be not effective. Please refer to Exchange Act Rule 13a-15(e) and the instructions to Form 20-F, Item 15(a) if you require further guidance.”

Enterra’s Response:

You have advised us that the Staff considers the phrase “to ensure that material information relating us and our consolidated subsidiaries would be made known to them by others within those entities” contained in Item 15(a) to be a qualification of the effectiveness conclusion. No qualification of such evaluation conclusion was intended and the Trust will remove such phrase, or otherwise clarify the language, in future filings.

September 13, 2005

Consolidated Statements of Cash Flows

Staff Comment No. 3.

“Your presentation of net earnings adjusted to eliminate the effects of various charges and credits within the operating section of your Statements of Cash Flows appears contrary to the guidance in CSA Staff Notice 52-306, advising against the disclosure of non-GAAP financial measures in GAAP financial statements. Please tell us why you believe this guidance does not apply to you.”

Enterra’s Response:

We have reviewed the operating section of the Statements of Cash Flows contained in Enterra’s consolidated financial statements in response to the Staff’s comment. The operating section of the Statements of Cash Flows contained in Enterra’s consolidated financial statements does not include Canadian non-GAAP financial measures. As noted in our U.S. GAAP reconciliation in Note 17(k) to our financial statements, the subtotal, while permitted for Canadian GAAP, is not permitted to be shown under US GAAP, except as a reconciling item as we have done. While we have alerted US readers to this Canadian/US GAAP difference, and while we believe the 2004 Form 20-F does not violate Canadian or U.S. GAAP, in future filings we will remove the subtotal.

Engineering Comments

Supplemental Disclosure About Oil and Gas Producing Activities (Unaudited)

Reserve Quantity Information

Staff Comment No. 4.

“As you reported your reserves only under Canadian National Instrument 51-101, please amend your document to reconcile these reserves for U.S. investors under Rule 4-10(a) of Regulation S-X.”

Enterra’s Response:

All reserves reported in the Form 20-F were determined in accordance with FAS 69 and Rule 4-10 of Regulation S-X. Page 40 of the Form 20-F includes the following paragraphs:

“In the United States, registrants are required to disclose reserves using the standards contained in U.S. Regulation S-X, and the standardized measure of discounted future net cash flows relating to proved oil and gas reserves determined in accordance with United States Statement of Financial Accounting Standards No.69 “Disclosures About Oil and Gas Producing Activities” (“FAS 69”). Such information is contained in “Supplemental disclosure about Oil and Gas activities”. Unless otherwise indicated, all of the reserves and production information disclosure in this Form 20-F is in compliance with Industry Guide 2.

September 13, 2005

Net proved reserve volumes at December 31, 2004 are based on Enterra’s interest in its total proved reserves after royalties as defined in FAS 69. Gross proved reserve volumes at December 31, 2004 are based on Enterra’s interest in its total proved reserves before royalties.”

Enterra also included on Page 40 in its Form 20-F a discussion of the Canadian reserve requirements and the material differences between the U.S. and Canadian requirements. In future filings, Enterra will remove references to its Canadian reserve disclosure requirements in order to clarify the basis for the Form 20-F reserve disclosure.

Closing Comments

Staff Comment.

        The Staff would like us to affirm the following three statements:

•	“Enterra is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Enterra may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws in the United States.”

Enterra’s Response:

        We affirm the aforementioned statements.

Thank you for your review of the revised filing. If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at (403) 263-0262.

Sincerely,
Enterra Energy Trust

/s/ John Kalman
John Kalman
Chief Financial Officer

cc:	E. Keith Conrad President and Chief Executive Officer